Norwood P. Beveridge, Jr. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4970 Main 212.407.4000 Fax 212.202.7829 nbeveridge@loeb.com

February 27, 2006

Tangela Richter, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

Re:	New Dragon Asia Corp.
Form S-3 Registration Statement
File No. 333-131191
Information Statement on Schedule 14C
File No. 0-15046

Dear Ms. Richter:

On behalf of our client, New Dragon Asia Corp., a Florida corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 to the Company’s Registration Statement on Form S-3 (No. 333-131191) and one complete electronic version of the amended Preliminary Information Statement on Schedule 14C (No. 0-15046) (collectively, the “Filings”). The Filings respond to the comments set forth in the Staff’s letter dated February 16, 2006 (the “Staff’s Letter”).

In order to facilitate your review of the Filings, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Comment Number	Response
S-3 Registration Statement Selling Shareholders Ownership Table, page 11
1.	We have provided the disclosure in the footnotes to identify the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders.
Plan of Distribution, page 12

Los Angeles     New York     Chicago     Nashville     www.loeb.com

A limited liability partnership including professional corporations

Tangela Richter, Branch Chief February 27, 2006 Page 2

2.

Attached is a representation from Mr. John F. Steinmetz stating that (1) he purchased his securities in the ordinary course of business and (2) at the time of purchase, he had no agreements or understanding, directly or indirectly, with any party to distribute the securities.

Incorporation By Reference Report of Independent Registered Accounting Firm
3.

The Company’s total assets, liabilities, revenues and expenses relate to operations located in China.

The auditor Grobstein, Horwath & Company (“GH”) is an accounting firm located in California. GH is a member firm of the international accounting network Horwath International (www.horwath.com). GH is registered with the Public Company Accounting Oversight Board (“PCAOB”). Some of GH’s personnel who work on the Company’s audit have both oral and written Chinese language skills.

GH employs audit staffs from its Horwath affiliate Horwath Hong Kong CPA Limited (“HHK”) in Hong Kong, China to perform the audit field work. HHK is registered with the PCAOB.

GH adopts the Horwath International audit approach where HHK’s personnel have received training from GH on an annual basis.

GH develops the scope of the audit engagement and specifies the exact audit procedures to be performed by HHK’s audit personnel, including the extent of the testing to be performed.

From the planning stage, audit field work and final audit work paper review stage, GH’s personnel (audit manager, partner-in-charge and concurring partner) were always involved. HHK’s personnel directly reported to the GH audit team on issues related to the audit work.

During the year, GH’s personnel travel to China to visit the Company and have frequent meetings and discussions with the Company’s management.

GH’s personnel travel to China to assist in the audit planning process, including the SAS 99 procedures. GH’s personnel travel to Hong Kong, China to review the audit work paper, including conference discussion with the audit committee.

GH also employs Horwath Beijing (“HBJ”), Beijing Jingdu Certified Public Accountant Co., Ltd. to perform the People’s Republic of China tax review as part of the audit procedures. HBJ is registered with the PCAOB.

Tangela Richter, Branch Chief February 27, 2006 Page 3

4.

The filing date of the Form 8-K dated December 22, 2005 was incorrectly listed as December 27, 2005 due to an error caused by the EDGAR system. The filing was submitted on and the date was subsequently changed to December 23, 2005.

Information Statement on Schedule 14C Compensation
5.	The disclosure has been revised in accordance with the Staff’s comments.
Compensation of Directors Approval of the Terms of the Agreement, page 6
6.

The Company’s Board of Directors determined it to be in the best interests of the Company to approve the terms of and to enter into a supplement to the employment agreement between the Company and Mr. Peter Mak, its Chief Financial Officer, whereby the Company granted additional options and extended the term of Mr. Mak's employment until December 31, 2008. The disclosure in the amended Preliminary Information Statement has been supplemented to reflect such explanation.

Approval of the Terms of the Plan, page 6
7.

The disclosure has been revised in accordance with the Staff’s comments. It is planned that the options covered by the Plan will be registered with the Commission by means of a Registration Statement on Form S-8 that will be filed once the shareholder approval has become effective.

Please see the attached acknowledgment from the Company regarding the nature and effect of the comments contained in the Staff’s Letter.

Tangela Richter, Branch Chief February 27, 2006 Page 4

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me or Matthew Kepke of this firm by telephone at (212) 407-4970 or (212) 407-4833, respectively.

Sincerely, /s/ Norwood P. Beveridge, Jr. Norwood P. Beveridge, Jr. of Loeb & Loeb LLP

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